SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 23)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company)

MIDWEST AIR GROUP, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

597911106

(CUSIP Number of Class of Securities)

Timothy E. Hoeksema

Chairman of the Board and

Chief Executive Officer

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, WI  53154

(414) 570-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

[     ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 4 – The Solicitation or Recommendation.

Item 4.

The Solicitation or Recommendation.

Reasons for the Recommendation of the Board

The fourth bullet point under this heading, as contained in Amendment No. 17 to Midwest’s Schedule 14D-9 filed with the SEC on April 13, 2007, is hereby supplemented as follows:

•

The WBCL and Midwest’s Articles of Incorporation expressly authorize the Board to consider the interests of constituencies of Midwest other than its shareholders (specifically, its employees, suppliers and customers and the communities it serves) in considering whether to approve or oppose any corporate action, including a merger or similar transaction.  The Board believes that AirTran’s plans to operate the combined company are not credible and would not serve the interests of all stakeholders.  The lack of a credible plan creates uncertainty about how such interests would actually be served by the combined company.

–

AirTran’s overly broad geographic definition of the Milwaukee market distorts AirTran’s growth plan.  AirTran’s route plan assumes a large radius of travelers around Milwaukee that includes a substantial population near O’Hare International Airport.  These Northern Illinois residents already have access to more than 1,600 daily flights and 172,000 daily seats to approximately 190 destinations from Chicago’s two major airports.

–

AirTran’s market selections and traffic assumptions are unrealistic.  Twenty-four of AirTran’s proposed Milwaukee markets are smaller than its smallest year-round domestic market from Atlanta, and 25 of the markets Midwest serves from Milwaukee are smaller than the smallest domestic market AirTran serves year-round from Atlanta.  AirTran has no record of successfully serving markets of this size.

–

AirTran proposes to offer huge numbers of seats on lightly traveled routes, such as Milwaukee to Richmond, Milwaukee to Rochester and others.  Even with substantial marketing stimulation and new connecting traffic, these routes have no hope of returning a profit and are unsustainable.

–

AirTran’s past promises of growth have often not materialized, and AirTran has exited 29 markets since 2004.

–

AirTran’s claims of lower fares are unsubstantiated.  AirTran’s Atlanta base is the ninth most expensive airport in the United States, measured by average fare.  Midwest’s travelers currently pay less than Atlanta travelers to fly to many popular destinations.

–

AirTran’s business model does not include many of the services Midwest offers to business, including corporate agreements for large companies, Best Care Business for smaller companies, a dedicated national sales team and a support desk for corporate travel agents.

–

Many amenities offered by Midwest are not part of AirTran’s business model.

–

AirTran’s takeover of Midwest would have a negative impact on the Milwaukee community, including a loss of the economic impact of a strong national company headquartered in the community, elimination of a civic asset used to promote Milwaukee, and likely diminished philanthropic support of community and charitable organizations.

These factors are reviewed in greater detail in the Midwest presentation to Milwaukee area business leaders dated March 20, 2007 filed as Exhibit (a)(21) to this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Senior Vice President and

Chief Financial Officer

Date:  May 2, 2007